

Mail Stop 3030

September 21, 2017

Via E-mail
Eyal Sheratzky
Chief Executive Officer
Ituran Location and Control Ltd.
3 Hashikma Street
Azour, Israel

> **Re: Ituran Location and Control Ltd.
> Form 20-F for the Fiscal Year Ended December 31, 2016
> Filed April 27, 2017
> File No. 001-32618**

Dear Mr. Sheratzky:

We have reviewed your August 31, 2017 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 22, 2017 letter.

Form 20-F for the Fiscal Year Ended December 31, 2016

Note 11 – Contingent Liabilities, page F-28

1.   We note your response to comment 3. Please revise the note in future filings to describe your evaluation of potential losses on the assessments from the Brazilian Federal Communication Agency using language and concepts from ASC 450 rather than ASC 740, consistent with your response.

You may contact Andri Carpenter at (202) 551-3645 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.

Sincerely,

/s/ Gary Todd for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery